February 27, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Kyle Wiley

Re:	HP Inc. Registration Statement on Form S-3 (File No. 333-268692)

Ladies and Gentlemen:

HP Inc. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-268692) be accelerated so that the Registration Statement will become effective on Wednesday, March 1, 2023, at 5:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Andrew L. Fabens of Gibson, Dunn & Crutcher LLP at (212) 351-4034.

Sincerely,

HP INC.

By:	/s/ Rick Hansen
Rick Hansen
Deputy General Counsel, Corporate and Corporate Secretary

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP